SYSTEMAX INC.

Board of Directors

Corporate Governance Guidelines and Principles

(revised August 29, 2006)

I	Responsibilities of the Board and Management

A.         Role of the Board. The Board of Directors (the "Board") of Systemax Inc. (the "Company") is elected by and accountable to the stockholders of the Company (the "Stockholders"). The Board is primarily responsible for the strategic direction, oversight and control of the management of the Company for the benefit of the Stockholders. The Board must exercise sound, informed and independent business judgment.

B.         Functions of the Board. The Board's specific responsibilities include:

•	reviewing, approving and monitoring fundamental financial and business strategies and major corporate actions;

•	ensuring processes are in place for maintaining the integrity of the Company, including the integrity of the financial statements, the integrity of compliance with legal and ethical obligations, the integrity of relationships with customers and suppliers, and the integrity of relationships with lenders and Stockholders;

•	assessing major risks facing the Company and reviewing options for their mitigation;

•	selecting, monitoring and evaluating the performance of members of the Board and its committees;

•	selecting, evaluating and compensating the Chief Executive Officer ("CEO") and overseeing CEO succession planning; and

•	providing counsel and oversight on the selection, evaluation, development and compensation of senior management.

C.         Role of Management. The Board delegates to the CEO and the other executive officers the authority and responsibility for managing the business of the Company in a manner consistent with the Company's standards and practices and in accordance with the Board's specific plans, instructions and directions. Management must seek the advice and, in appropriate situations, approval of the Board with respect to the Company's activities. The Chief Executive Officer of the Company shall be prohibited from serving on the Board of Directors of any other public for-profit corporations, other than any public for-profit corporation that is an affiliate of the Company.

D.          Board Self Evaluation. The Board and each committee should perform an annual evaluation under the direction of the Nominating/Corporate Governance Committee of its performance to determine whether it is operating effectively.

E.          Management Succession and Annual CEO Evaluation. The non-management directors of the Compensation Committee should conduct an annual review of the CEO's performance based upon a formal evaluation process and specific criteria determined in advance. The Board should approve and maintain a succession plan for the CEO and other senior management, based upon recommendations from senior management and the Nominating/Corporate Governance Committee.

II	Board Selection and Composition

A.          Board Size. The Board should be of a size sufficient to reflect the size and complexity of the Company's business and the need for diverse view points. The Board believes that six to nine members is an appropriate size of the Board based on the Company's current state of affairs. The Board should periodically review and if necessary change its size in light of changes in the Company's businesses.

B.          Independence of Directors. The Board recognizes that the Company is currently deemed a "controlled company" under New York Stock Exchange ("NYSE") rules (in that more than 50% of the voting power of the Company is held by the Leeds family, including Richard Leeds, Robert Leeds and Bruce Leeds, all of whom are directors and executive officers of the Company.) As a "controlled company" the Company is not subject to the NYSE requirement (Section 303A of the NYSE Corporate Governance Rules) that listed companies have a majority of independent directors. The Board believes this rule exception is warranted in the case of the Company because the three Board members who collectively own a controlling interest in the Company effectively represent the stockholders interests. Nevertheless the Board believes that non-management, "independent" directors must play a significant, active role as part of the Board. In determining the "independence" of a director, the Board must be guided by the definition of "independent director" under the Sarbanes- Oxley Act and the pertinent listing standards of the NYSE. The full Board should make an affirmative determination as to the independence of each Board member, which determination, together with the standards applied in making them, should be disclosed to the Stockholders.

C.          Nomination and Selection of Directors. The Board as a whole will be responsible for nominating individuals for election to the Board by the Stockholders and for filling vacancies on the Board that may occur between annual meetings of the Stockholders. The Nominating/Corporate Governance Committee will be responsible for identifying, screening, and recommending candidates to the entire Board based upon the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board and will consider suggestions for potential directors from other directors or Stockholders.

D.          Expectations of Individual Directors. Board members are expected to rigorously prepare for, attend and participate in all Board and applicable Committee meetings. Each Board member is expected to ensure that other existing and planned future commitments, including service on other boards, do not materially interfere with the member's service as an outstanding director. These other commitments will be considered by the Nominating/Corporate Governance Committee and the Board when reviewing Board candidates and in connection with the Board's annual self-assessment process.

E.          Board Compensation. The Board shall determine compensation for its members based on recommendations of the Compensation Committee after consideration of relevant factors, including the Board compensation paid by comparable entities. Members of management who are also directors will not receive additional compensation for their service on the Board. The compensation should be a mix of cash and equity-based compensation which directly correlates with the market value of the Company. Director's fees must be the sole renumeration a member of the Audit Committee receives from the Company.

F.          Term Limits and Retirement Policy. The Board does not believe it should establish term limits or a rigid retirement policy for directors. While these policies potentially foster fresh ideas and viewpoints for the Board, the Board believes the disadvantages of losing the contribution of directors who over time have developed increasing insight into the Company outweigh any potential benefits.

III	Board Meetings and Operations

A.          Scheduling of Board Meetings. The Board must have regularly scheduled periodic meetings in order to review and discuss management reports on the Company's performance, strategies, prospects and issues. Special meetings should be held as necessary.

B.          Setting of Agenda and Advance Distribution of Board Materials. The Chairman of the Board will set the agenda for each Board meeting after taking into account suggestions from other members of the Board. The Secretary shall distribute the agenda and all other relevant information (subject to appropriate confidentiality concerns) pertaining to matters to be discussed at the upcoming Board meeting to all members of the Board sufficiently in advance of the meeting.

C.          Access to Management and Employees. The Board should have complete and unfettered access to Company management and employees (without management present) in order to ensure that directors can ask all questions and glean all information necessary to fulfill their duties. The Board may specify a protocol for making such inquiries. The Board should invite senior management and other Company personnel to attend relevant portions of Board and committee meetings.

D.       Outside Advisors. The Board and each Committee should have the authority to engage outside experts, advisers and counsel to the extent it considers appropriate to assist it in its work, at the Company's expense.

E.          Non-Management Executive Sessions. The non-management directors should meet periodically in executive sessions without management or inside directors present as a part of its routine activities and deliberations. The Lead Independent Director, if present, or if not, a non-management director chosen by the non-management directors, shall preside at each meeting.

The presiding person may be rotated and does not have to be the same at each meeting. The Company must establish and disclose procedures whereby interested persons may communicate directly with non-management directors. Any non-management director who thinks an executive session of non-management directors is desirable can so indicate to the Chairman of the Board and such a meeting will be held.

F.          Attendance and Director Orientation and Continuing Education. Directors are expected to attend all scheduled board and committee meetings and be prepared for group deliberation and discussion. The Board should establish a director orientation and continuing education program for its members.

G.          Reporting of Concerns to the Audit Committee. The Board should appoint the chairman of the Audit Committee as the person to whom anyone should voice concerns about the Company's conduct, or about the Company's accounting, internal controls and procedures or disclosure controls and procedures. The Board must adopt procedures for the receipt and handling of these concerns, which must include measures to ensure the anonymity of the person expressing the concerns and/or the confidentiality of the concerns and to prevent retaliatory or other adverse action by management.

H.          Minutes. The Board shall keep typed meeting minutes from their regular and/or special meetings and circulate to the directors prior to the subsequent Board meeting, provided that such meeting takes place at least two weeks following the previous meeting. All such minutes shall be maintained for at least five years.

IV	Board Committees

The Board of Directors should have an Audit Committee, a Compensation Committee and a Nominating/Corporate Governance Committee. The Audit Committee should be composed entirely of "independent" directors and the Compensation and Nominating/Corporate Governance Committees should be composed of a majority of "independent" directors, and effective by the end of 2006 and thereafter solely of "independent" directors. The Board shall appoint the members and chairman of each committee. Each committee must have a written charter, approved by the Board, which describes the Committee's general authority and responsibilities. Each committee will undertake an annual review of its charter, and will work with the Nominating/Corporate Governance Committee and the Board to make such revisions as are considered appropriate. The Board's committees shall have standing authorization, on their own initiative, to retain legal or other advisors of their choice, who shall report directly to the Chairman of the Board and/or the Lead Independent Director. The Board's committees shall meet independently and in separate sessions from the Board's regular and/or special meetings at least twice per fiscal year, provided, however, the Audit Committee shall meet at least four times per year and there shall be no yearly minimum of Executive Committee meetings. The Lead Independent Director shall be a member of any Executive Committee. The committees shall keep typed meeting minutes from their regular and/or special meetings and circulate to the members of the committee and the Board prior to the subsequent committee and/or Board meeting, provided that such meeting takes place at least two weeks following the previous meeting. All such minutes shall be maintained for at least five years.

A.       Audit Committee. The principal duties of the Audit Committee should be:

•	to assist the Board in fulfilling its oversight responsibilities by reviewing: the financial reports and other financial information the Company provides to any governmental body or the public; the Company's systems of internal controls, established by management and the Board, regarding finance, accounting, legal compliance and ethics; and the Company's auditing, accounting and financial reporting processes generally. Consistent with this function, the Audit Committee should encourage continuous improvement of, and should foster adherence to, Company policies, procedures and practices at all levels;

•	to serve as an independent and objective body to monitor the Company's financial reporting process and internal control system;

•	to select, evaluate and, when appropriate, replace the Company's independent auditors; and

•	to review and appraise the audit efforts of the Company's independent accountants and internal auditing department; and to provide an open avenue of communication among the independent accountants, financial and senior management, the internal auditing department, and the Board.

B.          Compensation Committee. The principal duties of the Compensation Committee should be:

•	to ensure the Company's senior executives are compensated effectively in a manner consistent with the Company's stated compensation strategy, internal equity considerations, competitive practice, and the requirements of the appropriate regulatory bodies; and

•	to communicate to Stockholders the Company's compensation policies and the reasoning behind such policies, as required by the SEC.

C.          Nominating/Corporate Governance Committee. The principal duties of the Nominating/Corporate Governance Committee should be:

•	to recommend to the Board proposed nominees for election to the Board by the Stockholders at annual meetings, including an annual review as to the renominations of incumbents and proposed nominees for election by the Board to fill vacancies which occur between Stockholder meetings; and

•	to make recommendations to the Board regarding corporate governance matters and practices.

D.          Code of Business Conduct and Ethics

The Board shall approve a code of business conduct and ethics for directors, officers and employees. Any revisions to, or waivers under, the code of conduct must be reported to and approved by the Board and disclosed in accordance with the pertinent listing requirements of the New York Stock Exchange or applicable law.

E.          Stockholder Approval Requirements

Stockholder approval must be obtained for all equity-compensation plans, as well as material revisions to existing plans, subject to certain limited exceptions, in accordance with the pertinent listing requirements of the NYSE or applicable law.